

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2013

<u>Via E-mail</u>
Candice J. Wells
Vice President, Assistant General
    Counsel and Corporate Secretary
Linn Energy, LLC
600 Travis Street, Suite 5100
Houston, Texas 77002

> **Re: Linn Energy, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 0-51719**

Dear Ms. Wells:

This letter is to confirm that as of November 14, 2013, we completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director